UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-held Company Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12

Notice to the Market

Bradesco Seguros, ZNT Empreendimentos and Odontoprev sign with BB Seguros a non-binding Memorandum of Understanding to create a strategic alliance that will develop and sell dental products

Banco Bradesco S.A. announces to its shareholders, clients, employees and to the market in general that Odontoprev S.A. (“Odontoprev”) and its parent companies Bradesco Seguros S.A. (“Bradesco”) and ZNT Empreendimentos, Comércio e Participações Ltda. (“ZNT”) sign, on this date, with BB Seguros Participações S.A. (“BB Seguros”), a non-binding Memorandum of Understanding to create a strategic alliance that will develop and sell dental products.

For these purposes, the partnership involves studies for the establishment of a company that will hold 75% of the total capital (49.99% of the voting capital and 100% of the preferred capital) of BB Seguros and of 25% of the total capital (50.01% of the voting capital) of Odontoprev. These studies also include an indirect interest of up to 10% to be held by BB Seguros in the total capital of Odontoprev, through a holding company to be established among BB Seguros, Bradesco and ZNT.

Banco do Brasil S.A. distribution channels will be exclusively available to Odontoprev sell dental products, as a result of this strategic partnership for a 10-year term, as well as contracting dental insurances for the employees of Banco do Brasil S.A. and their dependents.

Odontoprev is leader among dental segment companies, 23 years operating in the market and providing services for more than 4.4 million people, through its business lines and has an extensive network with approximately 25 thousand licensees throughout the Country.

The conclusion of the operation is subject to technical, legal and financial studies, the satisfactory negotiation of the final documents and compliance with the applicable legal and regulatory requirements.

Additional information will be properly disclosed to the market, according to the progress of negotiations.

Cidade de Deus, Osasco, SP, August 19th, 2010

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice-President and
Investor Relations Officer

  Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 19, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.